File No. 812-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,
AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT
___________________________________________________________________

Allianz Variable Insurance Products Fund of Funds Trust
Allianz Variable Insurance Products Trust
5701 Golden Hills Dr.
Minneapolis, MN 55416-1297
___________________________________________________________________

Allianz Investment Management LLC
5701 Golden Hills Dr.
Minneapolis, MN 55416-1297
___________________________________________________________________

Allianz Life Financial Services, LLC
5701 Golden Hills Dr.
Minneapolis, MN  55416-1297
___________________________________________________________________
Communications, Notice, and Order to:

Erik T. Nelson, Esq. Allianz Investment Management LLC 5701 Golden Hills Drive Minneapolis, MN 55416-1297

October 15, 2012

Page 1 of 19 pages (including Exhibits at page 11)

UNITED STATES OF AMERICA
Before The
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

ALLIANZ VARIABLE INSURANCE
PRODUCTS FUND OF FUNDS TRUST

And

ALLIANZ VARIABLE INSURANCE
PRODUCTS TRUST

And

ALLIANZ INVESTMENT MANAGEMENT LLC

And

ALLIANZ FINANCIAL SERVICES, LLC

 (File No. 812-________)

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT
I.           Introduction
Allianz Variable Insurance Products Fund of Funds Trust (“FOF Trust”), Allianz Variable Insurance Products Trust (“VIP Trust” and, together with FOF Trust, the “Trusts”), Allianz Investment Management LLC (“AIM”), and Allianz Life Financial Services, LLC (“ALFS”) (collectively, the “Applicants”) hereby file this Application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts or any other existing or future registered open-end management investment company or series thereof that is advised by AIM or an entity controlling, controlled by, or under common control with AIM (any such adviser, or AIM, an “Adviser”) that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each a “Fund of Funds”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with ALFS (any such entity, or ALFS, a “Distributor”) that now or in the future acts as principal underwriter with respect to the transactions described herein.1
II.           Applicants
A.   The Trusts and the Funds of Funds
Each of FOF Trust and VIP Trust is organized as a Delaware statutory trust and registered under the Act as an open-end management investment company. The existing Funds of Funds are separate investment series of FOF Trust, each of which invests in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act. The Funds of Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in reliance on Rule 12d1-2(a) to the extent consistent with their respective investment objectives, policies, strategies and limitations. VIP Trust may, in the future, have separate investment series which are Funds of Funds.
B.   The Adviser
Each Fund of Funds has entered into an investment advisory agreement with AIM pursuant to which the Adviser provides investment management advice and manages the Fund of Funds’ business affairs, subject to the general oversight of the Trusts’ Board of Trustees (“Board”). AIM is a Minnesota corporation, an indirect, wholly owned subsidiary of Allianz SE, and an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). AIM serves as the investment adviser to each existing Fund of Fund. Any other Adviser will also be registered under the Advisers Act.

1 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

C.   The Distributor
ALFS is a Minnesota corporation, an indirect, wholly owned subsidiary of Allianz SE, and a broker-dealer registered under the Securities Exchange Act of 1934, as amended. ALFS serves as the distributor for each existing Fund of Funds.
III.           Applicants’ Proposal
Each Fund of Funds invests, or may invest, in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Funds of Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Funds of Funds will comply with Rule 12d1-2 under the Act but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.
Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Fund of Funds’ Board will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.
IV.           Applicable Law and Legal Analysis
Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10%

of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.
In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:
  (I)   the acquired company and the acquiring company are part of the same group of investment companies;
  (II)   the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;
 (III)   with respect to:
  (aa)  securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or
  (bb)  securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]
  (IV)   the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on [Section 12(d)(1)(F) or Section 12(d)(1)(G)].

In 2006, the Commission adopted Rule 12d1-2 under the Act.2 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):
(1)   Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;
 (2)   Securities (other than securities issued by an investment company); and
 (3)   Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.
For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.3 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”4 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5
Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.6 It

2 See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).
3 See Adopting Release at 17, n.58.
4 Id. at 17-18.
5 See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).
6 See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself.8 The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

7 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).
8 While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.
V.           Supporting Precedent
The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., Seasons Series Trust, et al., Investment Company Act Release Nos. 29879 (Dec. 8, 2011) (notice) and 29914 (Jan. 4, 2012) (order); HighMark Funds, et al., Investment Company Act Release Nos. 29694 (June 16, 2011) (notice) and 29721 (July 12, 2011) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 29623 (April 6, 2011) (notice) and 29664 (May 3, 2011) (order); Nuveen Asset Management, et al., Investment Company Act Release Nos. 29522 (Dec. 8, 2010) (notice) and 29546 (Dec. 30, 2010) (order); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29452 (Sept. 30, 2010) (notice) and 29487 (Oct. 26, 2010) (order); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29292 (June 2, 2010) (notice) and 29335 (June 29, 2010) (order); Kinetics Mutual Funds, Inc., et al., Investment Company Act Release Nos. 29270 (May 17, 2010) (notice) and 29297 (June 14, 2010) (order); Pioneer Bond Fund, et al., Investment Company Act Release Nos. 29198 (March 31, 2010) (notice) and 29259 (April 27, 2010) (order); Calvert Social Investment Fund, et al., Investment Company Act Release Nos. 29268 (April 19, 2010) (notice) and 29268 (order); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28896 (Sept. 4, 2009) (notice) and 28936 (Sept. 30, 2009) (order); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28804 (June 29, 2009) (notice) and 28836 (July 24, 2009) (order); First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order); Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25,

2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos. 28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug. 8, 2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).
VI.           Applicants’ Condition
Applicants agree that any order granting the requested relief will be subject to the following condition:  Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.
VII.           Request for Order
Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.
VIII.           Procedural Matters
Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.
The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibits A1-A3. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B1-B3.
Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Applicants have caused this Application to be duly signed on their behalf on the 15th day of October, 2012.

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST
By:           /s/ Brian Muench
              __________________________

Name:         Brian Muench
Title:           President

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
By:           /s/ Brian Muench
              __________________________

Name:         Brian Muench
Title:           President

ALLIANZ INVESTMENT MANAGEMENT LLC
By:           /s/ Brian Muench
              __________________________

Name:         Brian Muench
Title:           President

ALLIANZ LIFE FINANCIAL SERVICES, LLC
By:           /s/ Robert DeChellis
              __________________________

Name:         Robert DeChellis
Title:           President

EXHIBIT INDEX

Exhibits A1-A3	Certificates

Exhibits B1-B3                                                      Verifications